Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) dated May 1, 2018  of Sundance Energy Australia Limited and to the incorporation by reference therein of our report dated May 2, 2016 (except Note 7, as to which the date is February 24, 2017), with respect to the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Sundance Energy Australia Limited for the year ended December 31, 2015 included in its Annual Report (Form 20-F) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Ernst & Young

200 George Street

Sydney NSW 2000 Australia

May 1, 2018